BioHarvest Sciences Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in U.S. dollars in thousands

BioHarvest Sciences Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025

Expressed in U.S. dollars in thousands

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BioHarvest Sciences Inc. and its subsidiaries
Unaudited Interim Condensed Consolidated Statements of Financial Position
U.S. dollars in thousands

	Note	As of March 31,
		2025	2024
Assets
Current assets
Cash and cash equivalents		$ 3,401	$ 2,390
Trade accounts receivable		1,476	1,116
Other accounts receivable		754	695
Inventory		4,012	3,655
Total current assets		9,643	7,856
Non-current assets
Restricted cash		361	371
Property, plant and equipment, net		7,984	7,750
Right-of-use assets, net	3	8,603	9,024
Total non-current assets		16,948	17,145
Total assets		$ 26,591	$ 25,001
Liabilities
Current liabilities
Trade accounts payable		$ 3,734	$ 3,525
Other accounts payable		3,817	3,609
Deferred revenue		1,129	906
Lease liabilities	3	1,057	772
Loans	6	7,497	3,905
Liability for Agricultural Research Organization		1,482	1,140
Accrued liabilities		217	401
Total current liabilities		18,933	14,258
Non-current liabilities
Lease liabilities	3	8,534	9,141
Liability for Agricultural Research Organization		-	272
Total non-current liabilities		8,534	9,413
Shareholders' equity (deficit)
Share capital and contributed surplus	4	97,880	97,748
Accumulated deficit		(98,756)	(96,418)
Total Shareholders' equity (deficit)		(876)	1,330
Total liabilities and shareholders' equity (deficit)		$ 26,591	$ 25,001

Going concern (Note 1B)

May 15, 2025	'Zaki Rakib'	'Ilan Sobel'
Date of approval of the financial statements	Chairman of the Board	Chief Executive Officer

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. and its subsidiaries
Unaudited Interim Condensed Consolidated Statements of Financial Position
U.S. dollars in thousands

	Three-month period ended March 31,
	2025	2024
Revenues	$ 7,860	$ 5,344
Cost of revenues	3,265	2,341
Gross profit	4,595	3,003
Operating expenses
Research and development	1,245	1,034
Sales and marketing	3,681	2,564
General and administrative	1,388	829
Total operating expenses	(6,314)	(4,427)
Operating loss	(1,719)	(1,424)

Finance income	-	-
Finance expenses	581	5,157
Net loss before tax	(2,300)	(6,581)
Taxes on income	38	-
Net loss and comprehensive loss	$ (2,338)	$ (6,581)
Basic and Diluted loss per share	(0.13)	(*) (0.48)
Weighted Average Number of Shares Outstanding	17,327,716	(*) 13,745,997

(*) After giving effect to the share consolidation indicated in Note 4b

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. and its subsidiaries
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficit)
U.S. dollars in thousands

For the three-month period ended March 31, 2025
	Number of shares	Share Capital and contributed surplus	Accumulated deficit	Total equity (deficit)
Balance, December 31, 2024	17,327,716	$ 97,748	$ (96,418)	$ 1,330
Share based compensation	-	132	-	132
Comprehensive loss for the period	-	-	(2,338)	(2,338)
Balance, March 31, 2025	17,327,716	$ 97,880	$ (98,756)	$ (876)

For the three-month period ended March 31, 2024
	Number of shares (*)	Share Capital and contributed surplus	Accumulated deficit	Total equity (deficit)
Balance, December 31, 2023	13,676,798	$ 68,652	$ (83,505)	$ (14,853)
Exercise of options and warrants by employees and consultants	2,714	13	-	13
Share based compensation	-	133	-	133
Conversion of Convertible Loans	2,093,392	17,170	-	17,170
Reclassification of warrants	-	934	-	934
Comprehensive loss for the period	-	-	(6,581)	(6,581)
Balance, March 31, 2024	15,772,904	$ 86,902	$ (90,086)	$ (3,184)

(*) After giving effect to the share consolidation indicated in Note 4b

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. and its subsidiaries
Unaudited Interim Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Three-month period ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$ (2,338)	$ (6,581)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	399	202
Fair value adjustments of Convertible loans	-	4,618
Fair value adjustments of derivative liability - Warrants	-	408
Interest over Agricultural Research Organization liability	70	92
Finance expense, net	299	70
Share based compensation	132	133
Changes in assets and liabilities items:
Change in trade accounts receivable	(360)	53
Change in other accounts receivable	(59)	(266)
Change in inventory	(357)	(210)
Changes in trade accounts payable, other accounts payable and accrued liabilities	563	(134)
Changes in deferred revenue	224	61
Cash used in operations	(1,427)	(1,554)
Interest paid	-	(24)
Net cash used in operating activities	(1,427)	(1,578)
Cash flow from investing activities:
Purchase of property and equipment	(684)	(222)
Deposit of restricted cash for bank guarantee, net of drawing	4	-
Net cash used in investing activities	(680)	(222)
Cash flow from financing activities
Repayments of lease liabilities	(221)	(129)
Proceeds from drawing loans, net of repayments	3,343	-
Exercise of options and warrants by employees and consultants	-	13
Net cash (used in) provided by financing activities	3,122	(116)
Exchange rate differences on cash and cash equivalents	(4)	(3)
Increase (decrease) in cash and cash equivalents	1,015	(1,916)
Cash and cash equivalents at the beginning of the year	2,390	5,355
Cash and cash equivalents at the end of the year	$ 3,401	$ 3,436
Significant non-cash transactions:
Conversion of Convertible loans into shares	-	17,170

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 1 - GENERAL:

A.Description of the Company and its operations:

BioHarvest Sciences Inc. (the “Company” or “BioHarvest Sciences”), together with its wholly owned subsidiaries, was incorporated under the Business Corporations Act of British Columbia on April 19, 2013. The Company fully owns BioHarvest Ltd., (“BioHarvest”), a company incorporated in Israel, and Superfood Nutraceuticals Inc., ("Superfood") a company incorporated in Delaware, USA.

BioHarvest was incorporated in January 2007 and commenced its activity in July 2007.

In July 2014, BioHarvest Ltd incorporated a Delaware based wholly owned subsidiary, BioHarvest Inc ("BioHarvest Inc").

On October 28, 2020, BioHarvest Sciences incorporated a Delaware based wholly owned subsidiary, Superfood Nutraceuticals Inc. ("Superfood").

The Company is publicly listed on the Nasdaq stock market under the symbol BHST, traded on the Frankfurt Stock Exchange under the symbol 8MV, the Munich Stock Exchange under the symbol “8MV”, the Stuttgart Stock Exchange under the symbol “CA09076J1084.SG” and the Tradegate Exchange under the symbol “8MV”.

On February 14, 2025, the Company completed a voluntary delisting process of its common shares from the Canadian Securities Exchange and continue to be traded on Nasdaq Global Market.

The registered address of the Company is 1140-625 Howe St., Vancouver, BC V6C 2T6, Canada.

Description of Business

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the Company to grow, at an industrial scale, the active and beneficial ingredients in certain fruits and plants without the need to grow the plant itself. The Botanical Synthesis Platform Technology is the only non-genetically modified organism platform that can produce plant cells with significantly higher concentrations of active ingredients (as compared to those that are produced naturally), as well as extremely high levels of solubility and bio-availability. The Botanical Synthesis Platform Technology is economical, ensures consistency and avoids the negative environmental impacts associated with traditional agriculture by providing consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants, such as pesticides, heavy metals and residues.

The Company is currently focused on utilizing the Botanical Synthesis Platform Technology to develop the next generation of science-based and clinically proven therapeutic solutions through two business units:

1.The Products Business Unit, comprises:

(a)Nutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions (capsules, powders, chews and other delivery mechanisms such as coffee, teas and protein bars);

(b)Cosmeceuticals: Research and development for future manufacturing, marketing and sales of science-based therapeutic cosmeceutical solutions.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 1 - GENERAL (Continued):

2.The CDMO Services Business Unit comprising a Contract Development and Manufacturing Operation (“CDMO”) that offers customers from the pharmaceutical, cosmeceutical, nutraceutical and nutrition industries the development and future manufacturing of specific plant-based active molecules, via an end-to-end service agreement.

B. Going concern:

The Company has incurred losses from operations since its inception. As of March 31, 2025, the Company has an accumulated deficit of $98,756. The Company generated negative cash flows from operating activities of $1,427 and a loss in the amount of $2,338 for the three months period ended March 31, 2025. As of the date of the issuance of these unaudited interim condensed consolidated financial statements, the Company has not yet commenced generating sufficient sales to fund its operations and therefore depends on fundraising from new and existing investors to finance its activities. These factors raise a substantial doubt about the Company's ability to continue as a going concern.

The Company’s management plans to fund near-term anticipated activities based on proceeds from capital fund raising, debt instruments in the form of convertible loans, short-term loans, long-term loans and future revenues.

The unaudited interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The accompanying unaudited interim condensed consolidated financial statements of the Company were authorized for issue by the Board of Directors on May 15, 2025.

C. War in Israel:

The Company’s principal place of business, operations and its facilities, where most of its employees are employed, are located in Rehovot and Yavne, Israel. In addition, the majority of the Company’s key employees and senior management are Israeli citizens. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel declared war against Hamas and the Israeli military began to call-up reservists for an active duty. At the same time, there is also a war between Israel and Hezbollah in Lebanon. As of the date of these unaudited interim condensed consolidated financial statements, these events have had no material impact on the Company’s operations.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 2 - BASIS OF PREPARATION:

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and Interpretations (collectively IFRS Accounting Standards). These interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standards IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements does not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company's annual financial statements as of December 31, 2024. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2024, are applied consistently in these unaudited interim consolidated financial statements.

New IFRSs adopted in the period

The following amendments are effective for the period beginning January 1, 2025:

On August 15, 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates (the Amendments).

These Amendments are applicable for annual reporting periods beginning on or after 1 January 2025. The Amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The Amendments also introduce additional disclosure requirements when an entity estimates a spot exchange rate because a currency is not exchangeable into another currency. IAS 21, prior to the Amendments, did not include explicit requirements for the determination of the exchange rate when a currency is not exchangeable into another currency, which led to diversity in practice. When applying the Amendments, an entity is not permitted to restate comparative information. These Amendments have had no material effect on the unaudited interim condensed consolidated financial statements.

NOTE 3 – LEASES:

The Company leases several facilities in Israel from which it operates. The Company also leases certain items of property and equipment which contain a lease of vehicles.

All leases are stated in Israeli New Shekel (“NIS” or “ILS”) and accounted for by recognizing a right-of-use asset and a lease liability except for:

a.Leases with low value assets; and

b.Leases with a duration of 12 months or less.

On January 16, 2025, the Company amend its lease agreement with the lessor for its Yavne manufacturing facility, until September 2025, subject to 2 extension options for an additional 6 months each. The average monthly fees are NIS 101 ($28), including an annual increase and other adjustments, subject to the Consumer Price Index published by the Israeli Central Bureau of Statistics.

At lease commencement, the Company believes it is probable the 2 extension options for an additional total of 1 year will be exercised.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 4 - SHARE CAPITAL:

	Number of shares
	March 31, 2025	December 31, 2024
	Issued and outstanding	Issued and outstanding
Common shares	17,327,716	17,327,716

a.The Company is authorized to issue an unlimited number of common shares.

b.On May 27, 2024, the Company’s shareholders approved a 35-for-1 share consolidation, (hereinafter referred to as the 35:1 Share Consolidation) of the Company’s common shares pursuant to which the holders of the Company’s common shares received one common share in exchange for every 35 common shares held. The 35:1 Share Consolidation was approved by the Canadian Securities Exchange and is effective from June 3, 2024. All common shares (issued and unissued) were consolidated on the basis that every 35 common shares of no-par value were consolidated into 1 common share of no-par value.

c.The following table summarizes information about the warrants outstanding as of March 31, 2025:

Warrants Outstanding
March 31, 2025	Exercise Price	Expiry Date
(*) 518,174	(*) $7.77	October 30, 2025
150,978	$11.52	December 28, 2025
1,178,501	$7.77	October 30, 2025
180,715	$7.77	December 22, 2025
2,028,368	-	-

(*) After giving effect to the share consolidation indicated in Note 4b

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 5 - SHARE BASED COMPENSATION:

a.Options granted under the Company's 2008 Israeli Share Option Plan ("Plan") are exercisable within 10 years from the date of grant upon payment of the exercise price as indicated in the Plan.

b.The following table summarizes information regarding expenses relating to share based compensation:

	Three months ended March 31,2025	Three months ended March 31,2024
Equity settled compensation	132	133
	132	133

c.A summary of activity related to options granted to purchase the Company's shares under the Company's Plan is as follows:

	March 31, 2025		December 31, 2024 (*)
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding as beginning of year	1,902,090	6.30	1,807,456	6.15
Changes during the period:
Granted	-	-	214,885	6.23
Exercised	-	-	(106,132)	3.67
Forfeited	(10,976)	6.19	(14,119)	5.89
Options outstanding at end of period (**)	1,891,114	6.30	1,902,090	6.30
Options exercisable at period end	1,660,396	6.05	1,620,445	6.04

(*) After giving effect to the share consolidation indicated in Note 4b

(**) The options outstanding on March 31, 2025, had a weighted-average contractual life of 6.27 years (March 31, 2024: 6.98 years).

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 5 - SHARE BASED COMPENSATION (Continued):

The following table summarizes information about the outstanding options as on March 31, 2025:

Options Outstanding			Options Exercisable
March 31, 2025 (*)	Exercise Price (*)	Expiry Date	March 31, 2025 (*)
517,091	$3.57 (CAD 4.90)	June 9, 2030	517,091
4,286	$3.83 (CAD 5.25)	June 10, 2030	4,286
354,572	$3.83 (CAD 5.25)	July 29, 2030	354,572
20,001	$3.83 (CAD 5.25)	September 10, 2030	20,001
27,143	$3.45 (CAD 4.72)	November 9, 2030	27,143
74,144	$4.85 (CAD 6.65)	December 23, 2030	74,144
19,000	$9.19 (CAD 12.60)	January 12, 2031	19,000
4,572	$10.9 (CAD 15.05)	January 29, 2031	4,572
7,600	$12.76 (CAD 17.5)	February 8, 2031	7,600
171,429	$16.85 (CAD 23.10)	February 25, 2031	171,429
25,143	$13.00 (CAD 17.85)	March 22, 2031	25,143
6,944	$11.48 (CAD 15.75)	July 9, 2031	6,944
19,999	$8.68 (CAD 11.90)	October 8, 2031	19,999
11,429	$8.80 (CAD 12.07)	October 21, 2031	11,429
1,806	$10.20 (CAD 14.00)	October 29, 2031	1,806
24,286	$9.57 (CAD 13.30)	November 29, 2031	24,286
13,772	$8.92 (CAD 12.25)	March 22, 2032	13,772
8,263	$8.68 (CAD 11.90)	May 6, 2032	7,596
38,856	$6.13 (CAD 8.40)	July 4, 2032	34,134
857	$5.87 (CAD 8.05)	July 8, 2032	857
150,038	$8.17 (CAD 11.20)	September 9, 2032	145,990
4,143	$7.15 (CAD 9.80)	October 21, 2032	4,072
11,000	$7.40 (CAD 10.15)	February 3, 2033	7,571
10,000	$5.60 (CAD 7.70)	March 10, 2033	10,000
52,858	$6.64 (CAD 9.10)	April 20, 2033	40,695
8,571	$5.30 (CAD 7.35)	June 1, 2033	5,000
8,571	$4.34 (CAD 5.95)	August 17, 2033	4,286
80,999	$5.10 (CAD 7.00)	December 7, 2033	39,601
8,571	$5.36 (CAD 7.35)	December 14, 2033	3,571
13,600	$5.95 (CAD 7.88)	February 20, 2026	13,600
2,857	$5.95 (CAD 7.88)	February 20, 2034	1,429
1,714	$7.35 (CAD 9.98)	March 22, 2027	1,714
14,286	$7.35 (CAD 9.98)	June 22, 2027	3,896
44,286	$7.35 (CAD 9.98)	March 22, 2034	18,762
16,429	$6.65 (CAD 8.93)	May 31, 2034	4,107
111,998	$5.90 (CAD 8.48)	November 15, 2034	10,298
1,891,114			1,660,396

(*) After giving effect to the share consolidation indicated in Note 4b

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 5 - SHARE BASED COMPENSATION (Continued):

d.A summary of activity related to warrants granted to purchase the Company's shares, accounted for as share based compensation, is as follows:

	March 31, 2025		December 31, 2024 (*)
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Warrants outstanding as beginning of year	73,557	7.58	64,986	7.70
Changes during the period:
Issued	-	-	8,571	6.65
Exercised	-	-	-	-
Expired	-	-	-	-
Warrants outstanding at end of period (**)	73,557	7.58	73,557	7.58

(*) After giving effect to the share consolidation indicated in Note 4b

The following table summarizes information about the warrants outstanding as on March 31, 2025:

Warrants Outstanding
March 31, 2025 (*)	Exercise Price (*)	Expiry Date
64,986	$7.70 (CAD 10.5)	October 25, 2025
8,571	$6.65 (CAD 9.1)	April 26, 2026
73,557

(*) After giving effect to the share consolidation indicated in Note 4b

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 6 - LOANS:

A.Short-term loans:

A summary of movements of principal and interest during the three-month period ended March 31, 2025, is as follows:

	16%	20%	Total
Balance as of January 1, 2024	-	-	-
Proceeds from drawing loans	1,510	1,907	3,417
Accrued interest recognized in Profit or loss	26	34	60
Repayment of principal and interest	(103)	-	(103)
Balance as of December 31, 2024	1,433	1,941	3,374
Proceeds from drawing loans	1,040	637	1,677
Accrued interest recognized in Profit or loss	90	127	217
Repayment of principal and interest	(611)	-	(611)
Balance as of March 31, 2025	1,952	2,705	4,657

B.Unconverted portion of Convertible loan A:

On maturity date of Convertible loan A (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding convertible loan A). an amount of $521 of unconverted portion of Principal Loan Amount and any interest accrued up to the maturity date is due for immediate payment. The Company accrue interest of 9% per annum over the due amount from the maturity date up to the date it will fully repay. The lenders are entitled to demand, at any time, immediate payment of the due amount.

	Unconverted Principal Loan Amount and interest	Interest up to fully repay	Total
Balance as of January 1, 2024	-	-	-
Reclassification of unconverted portion of Principal Loan Amount and interest	521	-	521
Accrued interest recognized in Profit or loss	-	10	10
Balance as of December 31, 2024	521	10	531
Accrued interest recognized in Profit or loss	-	13	13
Balance as of March 31, 2025	521	23	544

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 6 - LOANS (Continued):

C.Funds received for new loan facilities that were not yet closed:

1)During the three-month period ended March 31, 2025, the Company received $1,797 as part of a new loan facilities, available for lenders who participated in convertible loan B (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding convertible loan B). The loans will bear interest at a rate of 5%, 10% and 12% per annum, paid on a quarterly or annually basis. The term of the loans is 24 months from the closing date. As addition compensation, the Company will extend the Eary Conversion Warrants and Major Investor Warrants held by the lenders for additional 24 months (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding Eary Conversion Warrants and Major Investor Warrants).

As of March 31, 2025, the Company didn’t close these loan facilities (Note 9a).

	5%	10%	12%	Total
Balance as of December 31, 2024	-	-	-	-
Proceeds from drawing loans	500	39	1,258	1,797
Accrued interest recognized in Profit or loss	1	1	14	16
Balance as of March 31, 2025	501	40	1,272	1,813

2)During the three-month period ended March 31, 2025, the Company received $480 as part of a new convertible loan facility. The new convertible loan facility will bear interest at a rate of 8% per annum, paid on an annual basis. The term of the convertible loan is 36 months from the closing date (the “Maturity Date”). The lender may, at any time following 12 months from the closing date (the “First Anniversary”), prior to the Maturity Date, elect to convert any unconverted portion of the principal amount together with the accrued interest into common shares at the Conversion Price (as defined below).

The conversion price is the price per share (the “Conversion Price”) that is equal to Closing Market Average (as defined below) of the Company’s common shares on the date of conversion less a discount of 20% but in any event not less than the Closing Market Price on the date of issuance (the “Floor Price”) and not higher than three times the Floor Price if converted after the First Anniversary and before 24 months following the closing date (the “Second Anniversary”) and five times the Floor Price if converted after the Second Anniversary. No conversion may be made within 3 months of the latest conversion by the lender.

The closing market average is the average of the published closing price (the “Closing Market Average “) of the common shares of the Company for the 20 days prior to conversion.

As of March 31, 2025, the Company didn’t close these convertible loan facilities (Note 9b).

Balance as of December 31, 2024	-
Proceeds from drawing loans	480
Accrued interest recognized in Profit or loss	3
Balance as of March 31, 2025	483

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 7 - RELATED PARTIES TRANSACTIONS:

Related parties including the Company's CEO, CFO, Chairman of the Board and Directors.

Related party transactions:

For the three-month period ended March 31,	2025	2024
Compensation for key management personnel of the Company:
CEO Management fees	191	117
Chairman of the Board Management fees	156	132
CFO Management fees	58	8
Directors Management fees	50	31
Share based compensation to CEO	-	-
Share based compensation to Chairman of the Board	-	-
Share based compensation to CFO	2	-
Other related party transactions:
Accrued interest to a close member of the Chairman of the Board	32	-
Accrued interest to CFO	8	-
Issuance of shares to Directors (*)	-	142
Share based compensation to Directors	5	1

Related party balances:

As of March 31,	2025	2024
Due to the CEO	300	30
Due to the Chairman of the Board	897	-
Due to the CFO	232	-

Bonus plan

The Company's Chairman of the Board, CEO, CFO and key management employees are entitled to receive an annual bonus based on performance.

(*) Issuance of shares to Directors

On March 28, 2024, in connection with the issuance of convertible loan A (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding convertible loan A), a director of the Company converted his carrying amount which consist of principal and accrued interest into 21,744 common shares.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 8 - OPERATING SEGMENTS:

The Company has two operating segments or business units: the Products business unit and the CDMO Services business unit. In identifying these operating segments, management generally follows the Company service lines representing its main products and services.

The Company's chief operational decision maker reviews the Company's internal reports for performance evaluation and resource allocations. The Company's management determined the operational segments based on these reports. The chief operational decision maker examines the performance of the operating segments based on the measurement of operating profit. No information was presented on the assets and liabilities of the segments because these items are not analyzed by the main operational decision maker in segmentation.

The Company's chief operating decision maker is the chief executive officer.

Segment description

1.Products business unit

oNutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions (capsules, powders, chews and other delivery mechanisms such as coffee, teas and protein bars);

oCosmeceuticals: Research and development for future manufacturing, marketing, and sales of science-based therapeutic cosmeceutical solutions.

2.CDMO Services business unit

Offering customers from the pharmaceuticals, cosmeceuticals, nutraceuticals, and nutrition industries through an end-to-end service agreement for development and manufacturing of specific plant-based active molecules.

Segment information

	For the three months ended March 31, 2025
	Products	CDMO Services	Total
Revenues	7,690	170	7,860
Cost of revenues	3,215	50	3,265
Segment loss	1,201	518	1,719
Finance expense, net			581
Tax expenses			38
Net loss and comprehensive loss			2,338

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 8 - OPERATING SEGMENTS (Continued):

	For the three months ended March 31, 2024
	Products	CDMO Services	Total
Revenues	5,269	75	5,344
Cost of revenues	2,341	-	2,341
Segment loss	1,249	175	1,424
Finance expense, net			5,157
Tax expenses			-
Net loss and comprehensive loss			6,581

Entity wide disclosures

	External revenue by location For the three months ended March 31,

	2025	2024
Israel	643	485
North America	7,217	4,859
	7,860	5,344

Additional information about revenue

There is no single customer from which revenue amounts to 10% or more of total revenue reported in these financial statements for the three months ended March 31, 2025 and 2024.

BioHarvest Sciences Inc. and its subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
U.S. dollars in thousands, except per share data

NOTE 9 - SUBSEQUENT EVENTS:

a)Following March 31, 2025, the Company received an additional $2,051 as part of the 12% interest rate loan facilities, available for lenders who participated in convertible loan B (Note 6C1).

b)On April 11, 2025, the Company closed the loan facilities (Note 6C1).

c)Following March 31, 2025, the Company received an additional $753 as part of a new convertible loan facility (Note 6C2).